Exhibit 99.1

MGCC Investment Strategies Inc.

Rachel Kang
9998 Cyrandall Dr.
Oakton, VA 22124
12/20/2004

Dear Ms. Kang:

In consideration of your previous and ongoing management services for MGCC Investment Strategies, Inc., (the “Company”) and in order to confirm the oral promises that have been made to you by the Company, you shall be granted 1 million shares of stock in the Company; further, such shares shall be issued to you on or before December 31, 2004, and shall have an agreed value of 0.0001 cents per share, and the Company shall have the right to call upon you for future services through May 2005.

Yours very sincerely,

/s/ Zhi Li
Zhi Li

Board Director

/s/ Ye Chen
Ye Chen
Board Director

MGCC Investment Strategies Inc.

7918 Jones Branch Drive, Suite 600, McLean, VA 22102

Tel. 703.918.4926    Fax. 703.918.4927